Exhibit 99.1

FIRST AMENDMENT TO SUPPORT AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Support Agreement dated as of October 15, 2018 (the “Agreement”) between Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Infrastructure Partners Exchange LP (“Exchange LP”) is made as of the 9th day of March, 2020 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and/or the Unit Provisions (as defined in the Agreement), as applicable.

WHEREAS, in connection with the acquisition by the BIP Group, together with its institutional partners, of all the outstanding shares of Enercare Inc. (“Enercare”), certain Canadian shareholders of Enercare had the option to receive Exchangeable LP Units of Exchange LP;

AND WHEREAS, the Exchangeable LP Units are the economic equivalent of BIP Units and are exchangeable into BIP Units on a one-to-one basis at any time at the option of the holder and redeemable for BIP Units at the option of Exchange LP commencing seven years after their issuance or at an earlier time subject to other acceleration events;

AND WHEREAS, distributions on the Exchangeable LP Units are made at the same time and in the same amount as distributions on the BIP Units;

AND WHEREAS, pursuant to the Agreement, the parties made provision for and established a procedure whereby BIP will take certain actions and make certain payments and deliveries necessary to ensure that Exchange LP will be able to make certain payments and to deliver or cause to be delivered BIP Units in satisfaction of the obligations of Exchange LP under the Unit Provisions, the Partnership Agreement and the Agreement;

AND WHEREAS, from time to time the BIP Group may wish to establish other entities whose securities (collectively with the Exchangeable LP Units, “Exchangeable Securities”) are also structured with the intention of providing an economic return equivalent to BIP Units, including identical distributions;

AND WHEREAS, it is anticipated that any such Exchangeable Securities would also be exchangeable or redeemable for BIP Units;

AND WHEREAS, the parties desire to amend the Agreement to reflect the economic equivalence of the Exchangeable LP Units and other Exchangeable Securities that are the economic equivalent of BIP Units that may be issued from time to time;

AND WHEREAS, pursuant to Section 4.5 of the Agreement, the parties to the Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable LP Units, amend or modify the Agreement for the purposes of (a) making such amendments or modifications not inconsistent with the Agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the board of directors of the general partner of each of Exchange LP and BIP, having in mind the best interests of the Non-Affiliated Holders as a whole, it may be expedient to make, provided that each such board of directors are of the opinion that such amendments or modifications will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole, or (b) making such changes or corrections which, on the advice of counsel to Exchange LP and BIP, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of each of the general partner of Exchange LP and BIP are of the opinion that such changes or corrections will not be prejudicial in any material respect to the rights or interests of the Non-Affiliated Holders as a whole;

AND WHEREAS, the parties desire to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

The paragraph of Section 1.1 is hereby deleted in its entirety and replaced with the following:

In this Agreement, each capitalized term used and not otherwise defined herein will have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Unit Provisions”) attaching to the Exchangeable LP Units as set out in Schedule A to the limited partnership agreement of Exchange LP (the “Partnership Agreement”). In this Agreement, the following words or expressions will have the following meanings:

(a)                                 “Equivalent Security” means any Security (as such term is defined in the Master Services Agreement) that is determined by the BIP General Partner to be the economic equivalent of a BIP Unit.

(b)                                 “Master Services Agreement” means the master services agreement among Brookfield Asset Management Inc., BIP and others dated as of March 13, 2015, as it may be amended or restated from time to time.

Unless the context otherwise requires:

2.                                      Amendments to Article 2

Section 2.1(a)(ii) is hereby deleted in its entirety and replaced with the following:

(ii)                                  if the distribution is a distribution of BIP Units or Equivalent Securities, in lieu of such a distribution, Exchange LP will:

(A)                               effect a corresponding, contemporaneous and economically equivalent subdivision of the Exchangeable LP Units (as determined in accordance with the Unit Provisions) (an “Equivalent Unit Subdivision”); and

(B)                               have sufficient authorized but unissued securities available to enable the Equivalent Unit Subdivision;

Section 2.7(c) is hereby deleted in its entirety and replaced with the following:

(c)                                  BIP will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than ten Business Days after the date on which such event is declared or announced by BIP or such shorter period as may be permitted under applicable Law (with simultaneous notification thereof by BIP to Exchange LP).

Section 2.8 is hereby deleted in its entirety and replaced with the following:

2.8                               In the event that a cash offer, unit exchange offer, issuer bid, take-over bid or similar transaction with respect to BIP Units (a “Tender Offer”) is proposed by BIP or is proposed to BIP or its holders and is recommended by the board of directors of its general partner, or is otherwise effected or to be effected with the consent or approval of the board of directors of its general partner, and the Exchangeable LP Units are not redeemed by Exchange LP or purchased by BIP pursuant to the Redemption Call Right, BIP and Exchange LP will, unless the Tender Offer is to exchange BIP Units for Equivalent Securities, use reasonable best efforts (to the extent, in the case of a Tender Offer by a third party, within its control) expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable LP Units to participate in such Tender Offer to the same extent and/or on an economically equivalent basis as the holders of BIP Units, without discrimination. Without limiting the generality of the foregoing, BIP and Exchange LP will use reasonable best efforts expeditiously and in good faith to ensure that holders of Exchangeable LP Units may participate in each such Tender Offer (unless the Tender Offer is to exchange BIP Units for Equivalent Securities) without being required to retract Exchangeable LP Units as against Exchange LP (or, if so required, to ensure that any such retraction, will be effective only upon, and will be conditional upon, the closing of such Tender Offer and only to the extent necessary to tender or deposit to the Tender Offer). Nothing herein will affect the right of Exchange LP to redeem, or BIP to purchase pursuant to the Redemption Call Right, Exchangeable LP Units in the event of a BIP Liquidity Transaction.

3.                                      Effective Date

This Amendment shall be effective upon the date first written above.

4.                                      Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.                                      General

(a)                                 Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)                                 This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BROOKFIELD INFRASTRUCTURE PARTNERS EXCHANGE LP, by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS EXCHANGE GP INC.

By:	/s/ David Krant
	Name:	David Krant
	Title:	Senior Vice President